                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                ______________________

                                     SCHEDULE 13D
                                    (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                    AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                  (Amendment No.  )*

                           Continental Homes Holding Corp.
                                   (Name of Issuer)

                             Common Stock, $.01 par value
                            (Title of Class of Securities)

                                      21148C102
                                    (CUSIP Number)

                                 Stephanie B. Mudick
                                Deputy General Counsel
                                 Travelers Group Inc.
                                 388 Greenwich Street
                               New York, New York 10013
                                    (212) 816-8000
                    (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                  December 23, 1997
               (Date of event which requires filing of this statement)
                                ______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
(Continued on following pages)
________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Page 1 of 15
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CUSIP NO.  21148C102               13D                      PAGE 2 OF 15 PAGES

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Travelers Group Inc., 52-1568099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]
3    SEC USE ONLY


4    SOURCE OF FUNDS                               OO


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                         [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


NUMBER OF           7    SOLE VOTING POWER            0
SHARES
BENEFICIALLY        8    SHARED VOTING POWER       373,790
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER       0
REPORTING
PERSON WITH         10   SHARED DISPOSITIVE POWER  373,790

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  373,790

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.3%
14   TYPE OF REPORTING PERSON*                HC

                         *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D is being filed with respect to the Common Stock, $.01 par value (the "Common Stock"), of Continental Homes Holding Corp., a Delaware corporation (the "Issuer"), which has its principal executive office at 7001 N. Scottsdale Road, Suite 2050, Scottsdale, Arizona 85253.

Item 2.   IDENTITY AND BACKGROUND.

          (a), (b), (c) and (f)    This Statement on Schedule 13D is being filed
by Travelers Group Inc., a Delaware corporation ("TRV"). All of the Common Stock reported herein is directly beneficially owned by subsidiaries of TRV.
The principal executive offices of TRV are located, and the principal business is conducted, at 388 Greenwich Street, New York, New York 10013.

          TRV is a diversified financial services company engaged, through its subsidiaries, in investment and asset management services, consumer finance services and life and property-casualty insurance services.

          The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of TRV are set forth in Annex A, which is incorporated herein by reference.

          (d) and (e)    Except as set forth or incorporated by reference
herein, during the last five years, none of TRV or, to the best knowledge of TRV, any of the persons listed in Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any material judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of funds for the purchases of the shares of Common Stock and Convertible Notes (as defined in Item 5 herein) was working capital of the TRV subsidiaries which purchased the subject securities. The aggregate purchase prices of shares of Common Stock and Convertible Notes are shown on Annex B hereto, which is incorporated herein by reference.

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Item 4.   PURPOSE OF TRANSACTION.

          A portion of the shares of Common Stock reported herein were purchased by a subsidiary of TRV as part of a risk arbitrage strategy. The remainder of the shares of Common Stock and all of the Convertible Notes (as defined in Item 5 herein) reported herein were purchased, independently, for accounts or mutual funds managed by other TRV subsidiaries.

          Another subsidiary of TRV is engaged by the Issuer to act as its exclusive financial advisor in connection with the pending merger with D.R. Horton, Inc., which was announced on December 19, 1997.

          Subsidiaries of TRV review their respective holdings of Issuer securities on a continuing basis. Depending on such evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and Convertible Notes and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), each subsidiary may acquire other securities of the Issuer or sell all or a portion of its Common Stock or Convertible Notes or other securities of the Issuer, now owned or hereafter acquired. To the best of TRV's knowledge, all transactions reported herein were made on the basis of publicly available information. Except as otherwise described herein, none of TRV or, to the best knowledge of TRV, any of the persons listed in Annex A hereto, has any plans or proposals relating to or which would result in any of the transactions described in Items 4 (a)-(j) of
Schedule 13D.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b)    TRV is reporting on behalf of subsidiaries whose
individual percentages of beneficial ownership do not exceed 5%. TRV may be deemed to share voting and dispositive power with respect to shares of Common Stock directly beneficially owned by its subsidiaries and may be deemed to have an indirect beneficial interest in such shares. Accordingly, TRV is the only entity whose indirect beneficial ownership on an aggregate basis exceeds 5%.

          As of the date hereof, TRV may be deemed to beneficially own 373,790 shares of Common Stock, which includes 239,265 shares of Common Stock and 134,525 shares of Common Stock issuable upon conversion of 3,195,000 6 7/8% Convertible Subordinated Notes due 11/1/02 (the "Convertible Notes"). 373,790 shares of Common Stock represents 5.3% of the outstanding shares of Common Stock (based on 6,992,455 shares of Common Stock outstanding, which is the sum of the 6,857,930 shares of Common Stock outstanding as of September 30, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 31, 1997, and the 134,525 shares that would be issued upon conversion of the Convertible Notes).

          Except as set forth or incorporated by reference herein, none of TRV or, to the best knowledge of TRV, the persons listed in Annex A hereto, beneficially owned any Common Stock or Convertible Notes on December 23, 1997.

          (c) The dates, number of shares and prices per share for all purchases and sales of Common Stock and Convertible Notes by subsidiaries of TRV from October 24, 1997 through the date hereof are shown on Annex B hereto, which is incorporated herein by reference. All such purchases and sales of Common Stock and Convertible Notes were effected on the New York Stock Exchange.


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None of TRV or, to the best knowledge of TRV, the persons listed in Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                       ANNEXES

A.   Executive Officers and Directors of Travelers Group Inc.

B. Description of Purchases and Sales of shares of Common Stock and Convertible Notes by subsidiaries of TRV from October 24, 1997 through the date hereof.

                                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 1998
                                             TRAVELERS GROUP INC.

                                             By:  /s/ Stephanie B. Mudick
                                                  -----------------------
                                             Name: Stephanie B. Mudick
                                             Title: Assistant Secretary

                                                                    January 1998
                                       ANNEX A

                         EXECUTIVE OFFICERS AND DIRECTORS OF
                                 TRAVELERS GROUP INC.

NAME, TITLE AND CITIZENSHIP        PRINCIPAL OCCUPATION AND BUSINESS ADDRESS

C. Michael Armstrong               Chairman & Chief Executive Officer
Director (USA)                     AT&T Corp.
                                   295 North Maple Avenue
                                   Basking Ridge, New Jersey 07920

Judith Arron                       Executive Director
Director (USA)                     Carnegie Hall Corporation
                                   881 Seventh Avenue
                                   New York, New York   10019

Kenneth J. Bialkin                 Partner
Director (USA)                     Skadden, Arps, Slate, Meagher & Flom LLP
                                   919 Third Avenue
                                   New York, New York  10022

Edward H. Budd                     Retired Chairman
Director (USA)                     Travelers Insurance Companies
                                   One Tower Square
                                   Hartford, Connecticut  06183

Joseph A. Califano, Jr.            Chairman & Chief Executive Officer
Director (USA)                     The Center on Addiction & Substance Abuse
                                   at Columbia University
                                   152 West 57th Street
                                   New York, New York  10019

Douglas D. Danforth                Executive Associates
Director (USA)                     One PPG Place
                                   Suite 2210
                                   Pittsburgh, Pennsylvania  15222

James Dimon                        President & Chief Operating Officer
Director & Executive Officer       Travelers Group Inc.
(USA)                              388 Greenwich Street
                                   New York, New York  10013

Leslie B. Disharoon                Former Chairman, President & Chief Executive
Director (USA)                     Officer
                                   Monumental Corporation
                                   2 Chittenden Lane
                                   Owings Mills, Maryland   21117

The Honorable Gerald R. Ford       Former President of the United States
Director (USA)                     Post Office Box 927
                                   Rancho Mirage, California  92270

Thomas W. Jones                    Vice Chairman
Director & Executive Officer       Travelers Group Inc.
(USA)                              388 Greenwich Street
                                   New York, New York  10013

Ann Dibble Jordan                  Consultant
Director (USA)                     Former Director of Social Services,
                                   University of Chicago Medical Center
                                   4610 Kenmore Drive, NW
                                   Washington, DC  20007

Robert I. Lipp                     Vice Chairman
Director & Executive Officer       Travelers Group Inc.
(USA)                              388 Greenwich Street
                                   New York, New York  10013

Michael T. Masin                   Vice Chairman & President - International
Director (USA)                     GTE Corporation
                                   One Stamford Forum
                                   Stamford, Connecticut  06904

Deryck C. Maughan                  Vice Chairman
Director (Great Britain)           Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Dudley C. Mecum                    Managing Director
Director (USA)                     Capricorn Management
                                   30 East Elm Street
                                   Greenwich, Connecticut  06830

Andrall E. Pearson                 Chairman & Chief Executive Officer
Director (USA)                     Tricon Global Restaurants, Inc.
                                   660 Steamboat Road
                                   Greenwich, Connecticut 06830

Frank J. Tasco                     Retired Chairman
Director (USA)                     Marsh & McLennan Companies, Inc.
                                   1166 Avenue of the Americas
                                   New York, New York  10036

Linda J. Wachner                   Chairman, President & Chief Executive Officer
Director (USA)                     Warnaco Group Inc.
                                   90 Park Avenue
                                   New York, New York  10016

Sanford I. Weill                   Chairman & Chief Executive Officer
Director & Executive Officer       Travelers Group Inc.
(USA)                              388 Greenwich Street
                                   New York, New York  10013

Joseph R. Wright, Jr.              Chairman & Chief Executive Officer
Director (USA)                     AMTEC, Inc.
                                   599 Lexington Avenue
                                   New York, New York 10022-6030

Arthur Zankel                      Co-Managing Partner
Director (USA)                     First Manhattan Company
                                   437 Madison Avenue
                                   New York, New York  10022

Steven D. Black                    Vice Chairman & Chief Operating Officer
Executive Officer (USA)            Smith Barney Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Michael A. Carpenter               Executive Vice President
Executive Officer (USA)            Travelers Group Inc.
                                   One Tower Square
                                   Hartford, Connecticut  06183

Charles J. Clarke                  Chairman & Chief Executive Officer -
Executive Officer (USA)            Commercial Lines
                                   Travelers Property Casualty Corp.
                                   One Tower Square
                                   Hartford, Connecticut  06183

Donald R. Cooper                   Chairman
Executive Officer (USA)            Resource Deployment Inc.
                                   307 West 7th Street
                                   Fort Worth, Texas  76102

Peter M. Dawkins                   Chairman & Chief Executive Officer
Executive Officer (USA)            Travelers Group Diversified Distribution
                                   Services, Inc.
                                   388 Greenwich Street
                                   New York, New York   10013

Irwin Ettinger                     Executive Vice President
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Jay S. Fishman                     Senior Vice President
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Jeffrey B. Lane                    Vice Chairman
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Jon C. Madonna                     Vice Chairman
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Marjorie Magner                    President & Chief Operating Officer
Executive Officer (USA)            Commercial Credit Company
                                   300 St. Paul Place
                                   Baltimore, Maryland 21202

Heidi G. Miller                    Senior Vice President & Chief Financial
Executive Officer (USA)            Officer
                                   Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Joseph J. Plumeri II               Vice Chairman
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Charles O. Prince, III             Executive Vice President, General Counsel &
Executive Officer (USA)            Secretary
                                   Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Marc P. Weill                      Senior Vice President
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Robert B. Willumstad               Chairman & Chief Executive Officer
Executive Officer (USA)            Commercial Credit Company
                                   300 St. Paul Place
                                   Baltimore, Maryland 21202

                                       ANNEX B

     Set forth below are the purchases and sales of shares of Common Stock by subsidiaries of TRV from October 24, 1997 through the date hereof. The following purchases and sales were made for accounts or mutual funds managed by subsidiaries of TRV.


                    Number of           Number of
Trade Date     Shares Purchased        Shares Sold     Price Per Share
-------------------------------------------------------------------------

10/27/97            2,700                                   $30.9370
                                           600              $30.4370
10/28/97                                 1,000              $29.6250
11/05/97            3,400                                   $30.6250
11/07/97                                 1,800              $32.0000
11/10/97            3,000                                   $32.3120
11/11/97                                   600              $31.2500
11/12/97            2,400                                   $30.5620
                                         2,429              $30.5000
11/25/97                                   600              $31.6870
                                           300              $31.8120
                                           200              $33.0000
11/26/97                                   600              $32.3120
                                         1,100              $32.3750
                      200                                   $32.5000
12/01/97                                   132              $32.6875
12/03/97                                 4,800              $33.8125
12/19/97                                   200              $38.6870
                                           400              $38.7500
                                           800              $38.8120
                                         1,700              $39.1250
                                           800              $35.5312
                                           800              $35.5312
                                         1,000              $38.8750
12/22/97                                12,500              $39.7500
12/23/97                                 1,000              $39.7500
                                         1,000              $39.7500
                                         7,000              $39.3750
                                        12,500              $39.1875
                                        11,000              $39.1875
                                           400              $39.1875
                                         1,000              $39.7500
                                            52              $39.5000
                                            61              $39.5000
12/24/97                                 5,000              $39.1250

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                                           400              $39.1250
12/30/97                                 1,000              $39.3125
                                         1,000              $39.3750
                                         1,000              $39.5000
                                         5,000              $39.5000
                                         4,500              $40.5000
                                         5,000              $40.5000
                                         5,000              $40.5000
                                         3,500              $40.5000
                   55,000                                   $40.5625
                                         5,000              $40.5625
                                         2,300              $40.5625
12/31/97                                 4,900              $40.5000
                                         1,500              $40.5625
                                           500              $40.6250
                                         1,500              $40.6250
                                           800              $40.5625
                                         1,500              $40.6250
                                         1,500              $40.6250
1/2/98                 50                                   $39.5000

     The following purchases and sales were made as part of a risk arbitrage strategy.


                    Number of           Number of
Trade Date       Shares Purchased     Shares Sold           Price Per Share
---------------------------------------------------------------------------

12/19/97            10,000                                  $39.2500
                    10,000                                  $39.8000
                    10,000                                  $39.8625
                    10,000                                  $39.7500
12/22/97            10,000                                  $39.5000
                    10,000                                  $39.5500
                    15,000                                  $39.8000
                    10,000                                  $39.7500
12/30/97             5,000                                  $40.1875
                     2,000                                  $39.7500
                     5,000                                  $40.2500
                     3,000                                  $39.8125

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     Set forth below are the purchases and sales of Convertible Notes by subsidiaries of TRV from October 24, 1997 through the date hereof. The following purchases and sales were made for accounts or mutual funds managed by subsidiaries of TRV.


                 Number of         Number of
                 Convertible       Convertible         Price Per
Trade Date     Notes Purchased     Notes Sold       Convertible Note
---------------------------------------------------------------------

11/14/97                             19,000            $136.1250
                                     19,000            $136.1250
                                     19,000            $136.1250
11/18/97            19,000                             $139.0000
12/22/97         1,000,000                             $171.2500
12/23/97         1,000,000                             $168.7500